Filed Pursuant to Rule 424(b)(3)
Registration No. 333-286072
PROSPECTUS SUPPLEMENT NO. 3
To Prospectus dated April 1, 2025
202,000 Shares of Common Stock
1,186,888 Pre-Funded Warrants to Purchase Up to 1,186,888 Shares of Common Stock
1,388,888 Series E-1 Warrants to Purchase Up to 1,388,888 Shares of Common Stock
1,388,888 Series E-2 Warrants to Purchase Up to 1,388,888 Shares of Common Stock
1,388,888 Series E-3 Warrants to Purchase Up to 1,388,888 Shares of Common Stock
97,222 Placement Agent Warrants to Purchase Up to 97,222 Shares of Common Stock
5,450,774 Shares of Common Stock Issuable Upon Exercise of the Series E-1
Warrants, Series E-2 Warrants, Series E-3 Warrants, Pre-Funded Warrants and Placement Agent Warrants
This prospectus supplement No. 3 supplements the prospectus dated April 1, 2025 (the “Prospectus”), related to (a) the offering on a “reasonable best efforts” basis of (i) 202,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), (ii) 1,388,888 Series E-1 warrants to purchase up to 1,388,888 shares of Common Stock (the “Series E-1 Warrants”), (iii) 1,388,888 Series E-2 warrants to purchase up to 1,388,888 shares of Common Stock (the “Series E-2 Warrants”), (iv) 1,388,888 Series E-3 warrants to purchase up to 1,388,888 shares of Common Stock (the “Series E-3 Warrants,” and together with the Series E-1 Warrants and the Series E-2 Warrants, the “Warrants”), (v) 1,186,888 pre-funded warrants to purchase up to 1,186,888 shares of Common Stock (the “Pre-Funded Warrants”) and (vi) 97,222 placement agent warrants to purchase up to 97,222 shares of Common Stock (the “Placement Agent Warrants”) and (b) the offering of 5,450,774 shares of Common Stock that are issuable from time to time upon exercise of the Warrants, Pre-Funded Warrants and Placement Agent Warrants. The “reasonable best efforts” offering was completed on April 2, 2025, and the shares of Common Stock underlying the Warrants, Pre-Funded Warrants and Placement Agent Warrants are being offered on a continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended.
You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendment thereto.
Our Common Stock is listed on The Nasdaq Capital Market under the symbol “GRI.” On December 2, 2025, the last reported sale price of our Common Stock was $1.95 per share.
Investing in our securities involves risks. See “Risk Factors” beginning on page 8 of the Prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is December 8, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM 8-K
CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): December 8, 2025
GRI BIO, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-40034	82-4369909
(State or other jurisdiction	(Commission File Number)	(IRS Employer Identification No.)
of incorporation)

2223 Avenida de la Playa, #208
La Jolla, CA 92037
(Address of principal executive offices and zip code)
(619) 400-1170
(Registrant’s telephone number, including area code)
N/A
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	GRI	The Nasdaq Capital Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.
Emerging Growth Company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.
GRI Bio, Inc. (the “Company”) has received topline data from the Phase 2a GRI-0621-IPF-02 clinical trial evaluating GRI-0621 for the treatment of Idiopathic Pulmonary Fibrosis (“IPF”). This topline data indicates that the trial met its primary endpoint and certain secondary endpoints that have been evaluated to date demonstrating that GRI-0621 was well tolerated over a 12-week treatment period, consistent with earlier studies evaluating over 1,700 subjects treated for up to a year. Subjects treated with GRI-0621 also displayed improvements in serum biomarkers of collagen turnover suggesting fibrosis resolution and induction of an alveolar basement membrane repair mechanism.

Placebo-adjusted changes from baseline in Forced Vital Capacity ("FVC") increased by 99 ml in the GRI-0621-treated arm and by 139 ml in the subset taking both GRI-0621 and standard of care compared to placebo plus standard of care. Breathing tests used to measure FVC are subject to large visit-to-visit variability and are dependent on the patient's effort, often resulting in data outliers. To minimize the impact of outliers in the dataset, a post hoc data analysis was performed excluding the datapoints with the largest gain or loss in FVC over 12 weeks from both arms. The results of this analysis demonstrated an increase in placebo-adjusted change from baseline in FVC of 54 ml in the GRI-0621-treated arm and an increase of 81 ml in the subset taking both GRI-0621 and standard of care. Overall, 39% of GRI-0621 treated subjects experienced an increase in FVC at 12 weeks compared to 80% of subjects who experienced a decline in FVC at 12 weeks in the placebo-treated arm.

Changes from baseline of serum biomarkers of type I, III and VI collagen in GRI-0621-treated subjects were suggestive of an anti-fibrotic effect, with decreases in biomarkers of fibrosis formation and increases in biomarkers of fibrosis resolution, including crosslinked type III collagen, observed after 12 weeks of treatment with GRI-0621. Changes from baseline in type IV collagen were suggestive of initiation of an alveolar basement membrane repair mechanism, an important step in repair of injured lung tissue.

No safety or tolerability concerns or treatment related serious adverse events were observed in GRI-0621 treated subjects enrolled at 12 weeks of treatment. Adverse events were grade 2 (17%) or grade 3 (4%), with dry skin, dry lips, muscle and joint pain as the most common adverse events reported. There were no increases in cough (0% in the GRI-0621-treated arm compared to 25% in the placebo arm) or gastrointestinal disorders reported in the GRI-0621 arm compared to the placebo arm (diarrhea reported in 13% versus 33%, respectively). 80% of the subjects enrolled were taking background pirfenidone or nintedanib. No changes in liver enzymes, triglycerides or cholesterol were observed over 12 weeks in patients treated with GRI-0621 and standard of care.

The Phase 2a, randomized, double-blind, multinational, multi-center, placebo-controlled, parallel-design, 2-arm trial enrolled 35 subjects with IPF who were randomized in a 2:1 ratio for GRI-0621 4.5mg or a placebo. Of these 35 subjects, 19 patients completed treatment in the treatment arm and nine patients completed treatment in the placebo arm. GRI-0621 dose of 4.5mg was compared with a dose of placebo following once daily oral administration for 12 weeks. Concurrently, a sub-study examined the number and activity of immune cells in bronchoalveolar lavage (“BAL”) fluid in eight subjects (across various centers). The primary endpoint for the Phase 2a study was safety and tolerability of oral GRI-0621 as assessed by clinical labs, vital signs and adverse events after 12 weeks of treatment. Secondary endpoints were baseline changes in serum biomarkers collected at week 6 and week 12; an assessment of the pharmacokinetics (PK) of GRI-0621 at the week 12 visit of treatment (steady state); and a determination of the pharmacodynamic activity of oral GRI-0621 as measured by inhibition of immune cell activation in blood after 6 weeks and 12 weeks, and from BAL fluid after 12 weeks of treatment in the sub-study. Additional exploratory endpoints for the study included assessment of the effect of GRI-0621 on pulmonary function at baseline and after 6 weeks and 12 weeks of treatment and flow cytometry and differential gene expression at various time points. These results indicated that GRI-0621’s receptor selectivity was consistent with the toxicity profile observed in earlier studies evaluating oral tazarotene in over 1,700 patients treated for up to 52 weeks. Secondary and exploratory endpoints relating to flow cytometry, RNAseq, TCRseq, and the pharmacodynamic activity of GRI-0621 are being evaluated as analyses become available.

Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will,” “would,” or the negative of these words or other similar expressions. These forward-looking statements are based on the Company’s current beliefs and expectations. Forward-looking statements include, but are not limited to, statements regarding: the Company’s expectations with respect to development and commercialization of the Company’s product candidates, the timing of initiation or completion of clinical trials and availability of resulting data, the potential benefits and impact of the Company’s clinical trials and product candidates and any implication that the data or results observed in preclinical trials or earlier studies, topline or interim data or trials will be indicative of results of later studies or clinical trials or final data. Actual results may differ from the forward-looking statements expressed by the Company in this Current Report on Form 8-K and consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements are subject to inherent uncertainties, risks and assumptions that are difficult to predict, including, without limitation: (1) the inability to maintain the listing of the Company’s common stock on The Nasdaq Capital Market and to comply with applicable listing requirements; (2) changes in applicable laws or regulations; (3) the inability of the Company to raise financing in the future; (4) the success, cost and timing of the Company’s product development activities; (5) the inability of the Company to obtain and maintain regulatory clearance or approval for its respective products, and any related restrictions and limitations of any cleared or approved product; (6) the inability of the Company to identify, in-license or acquire additional technology; (7) the inability of the Company to compete with other companies currently marketing or engaged in the development of products and services that the Company is currently developing; (8) the size and growth potential of the markets for the Company’s products and services, and their respective ability to serve those markets, either alone or in partnership with others; (9) the failure to achieve any milestones or receive any milestone payments under any agreements; (10) inaccuracy in the Company’s estimates regarding expenses, future revenue, capital requirements and needs for and the ability to obtain additional financing; (11) the Company’s ability to protect and enforce its intellectual property portfolio, including any newly issued patents and its ability to obtain any expected patent term extensions, adjustments, exclusivities or disclaimers; and (12) other risks and uncertainties indicated from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the risks and uncertainties described in the “Risk Factors” section of the Company’s most recent Annual Report on Form 10-K filed with the SEC on March 14, 2025 and subsequently filed reports. Forward-looking statements contained in this announcement are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 8, 2025	GRI BIO, INC.
	By:	/s/ Leanne Kelly
	Name:	Leanne Kelly
	Title:	Chief Financial Officer